SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-1(c))

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CNB Financial Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

126128107
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126128107	13G/A	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Endicott Opportunity Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 759,581
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 759,581
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 759,581
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.21%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 126128107	13G/A	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON W.R. Endicott III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 759,581
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 759,581
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 759,581
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.21%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 126128107	13G/A	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wayne K. Goldstein (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 759,581
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 759,581
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 759,581
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.21%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 126128107	13G/A	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert I. Usdan (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 759,581
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 759,581
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 759,581
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.21%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 126128107	13G/A	Page 6 of 10 Pages

Item 1 (a).	NAME OF ISSUER:

CNB Financial Corporation

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1 South Second Street, PO Box 42, Clearfield, PA 16830

Item 2 (a).	NAME OF PERSON FILING:

(i)	Endicott Opportunity Partners III, L.P., a Delaware limited partnership ("EOP"); with respect to Shares (as defined in Item 2(d)) directly owned by EOP;

(ii)	W.R. Endicott III, L.L.C., a Delaware limited liability company ("WR LLC") which serves as the general partner of EOP; with respect to Shares directly owned by EOP;

(iii)	Wayne K. Goldstein ("Mr. Goldstein"), who serves as a managing member of WR LLC with respect to the Shares directly owned by EOP; and

(iv)	Robert I. Usdan ("Mr. Usdan"), who serves as a managing member of WR LLC with respect to the Shares directly owned by EOP.

EOP, WR LLC, Mr. Goldstein and Mr. Usdan are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business offices of each of: (i) EOP; (ii) WR LLC; (iii) Mr. Goldstein; and (iv) Mr. Usdan is 360 Madison Avenue, 21st Floor, New York, NY 10017.

CUSIP No. 126128107	13G/A	Page 7 of 10 Pages

Item 2(c).	CITIZENSHIP:

EOP III - a Delaware limited partnership
WR LLC - a Delaware limited liability company
Mr. Goldstein – United States
Mr. Usdan – United States

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, no par value (the "Shares")

Item 2(e).	CUSIP NUMBER:

126128107

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

CUSIP No. 126128107	13G/A	Page 8 of 10 Pages

Item 4.	OWNERSHIP.

(a)	Amount Beneficially Owned:

EOP may be deemed to beneficially own 759,581 Shares. WR LLC may be deemed to beneficially own 759,581 Shares as a result of its voting and dispositive power over the 759,581 Shares held by EOP.

Messrs. Goldstein and Usdan may each be deemed to beneficially own 759,581 Shares by virtue of their ultimate voting and dispositive power over the 759,581 Shares held by EOP.

(b)	Percentage Beneficially Owned:

Based on calculations made in accordance with Rule 13d-3(d), and there being 12,223,879 Shares outstanding as of November 3, 2010, as disclosed in the Form 10-Q for the quarterly period ended September 30, 2010: (i) EOP may be deemed to beneficially own approximately 6.21% of the outstanding Shares; (ii) WR LLC may be deemed to beneficially own approximately 6.21% of the outstanding Shares; (iii) Mr. Goldstein may be deemed to beneficially own approximately 6.21% of the outstanding Shares; and (iv) Mr. Usdan may be deemed to beneficially own approximately 6.21% of the outstanding Shares.

CUSIP No. 126128107	13G/A	Page 9 of 10 Pages

(c)	Number of Shares as to Which Such Person Has:

	(i)	EOP may be deemed to have sole power to direct the voting and disposition of the 759,581 Shares it beneficially owns.

	(ii)	WR LLC may be deemed to have sole power to direct the voting and disposition of the 759,581 Shares it beneficially owns by virtue of the relationships described in Item 2.

(iii)
By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of Messrs. Goldstein and Usdan, may be deemed to share the power to direct the voting and disposition of 759,581 Shares.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

EOP is a private investment partnership, the general partner of which is WR LLC. As the general partner of EOP, WR LLC has the power to vote and dispose of the securities owned by EOP and, accordingly, may be deemed the "beneficial owner" of such securities. The managing members of WR LLC are Mr. Goldstein and Mr. Usdan.

The limited partners and the general partner of EOP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of EOP in accordance with their ownership interests in EOP.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 126128107	13G/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2011

ENDICOTT OPPORTUNITY PARTNERS III, L.P.

By:	W.R. Endicott III, L.L.C.,
its general partner

By:	/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

W.R. Endicott III, L.L.C.

By:	/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

/s/ Wayne K. Goldstein
Wayne K. Goldstein

/s/ Robert I. Usdan
Robert I. Usdan